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VIA EDGAR

Ms. Stacey Peikin

Ms. Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ucommune International Ltd (CIK No. 0001821424) Amendment No. 3 to Registration Statement on Form F-1 File No. 333-257664

Dear Ms. Peikin and Ms. Ransom:

On behalf of our client, Ucommune International Ltd, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), we are filing this letter setting forth the Company’s responses to the comments contained in the letter dated November 16, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 2 to Registration Statement on Form F-1 filed on September 3, 2021 (“Amendment No. 2”).

Concurrently with the filing of this letter, the Company is filing herewith Amendment No. 3 to Registration Statement on Form F-1 (“Amendment No. 3”) and certain exhibits via EDGAR to the Commission. The Amendment No. 3 also reflects updates relating to the interim financial results and other recent developments.

To facilitate the review by the Staff, we are separately delivering to the Staff by email a PDF of Amendment No. 3, a marked version showing changes to Amendment No. 2, and one copy of the as-filed exhibits.

Resident Partners: Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Benjamin B. R. Carale Simon J. Cooke	Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Catherine M. McBride Dominik Sklenar Qiuning Sun	Terris C. C. Tang Allen C. Wang Richard Watkins Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California) Benjamin P. Su (New York)	Daying Zhang (New York)

December 3, 2021

The Company plans to seek to have the registration statement declared effective as soon as possible. The Company would very much appreciate the Staff’s assistance in meeting the Company’s timetable for the offering.

We have repeated the Staff’s comment below in bold italics, followed by the Company’s responses. We have included page references in the Amendment No. 3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Form F-1 filed September 3, 2021

Cover Page

1. We note your disclosure on page 6 and throughout your filing that you control and receive economic benefits of Ucommune Venture’s, Beijing U Bazaar’s and Weixue Tianxia’s business operations through VIE agreements and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIEs. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to and clearly describe the conditions you met for consolidation of the VIEs under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and page 52 of Amendment No. 3.

Prospectus Summary, page 1

2. Disclose here and on pages 48-49 whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

In response to the Staff’s comment, the Company has updated the disclosure on page 51 of Amendment No. 3.

December 3, 2021

Our Corporate Structure, page 6

3. We note your revised disclosure in response to comment 4 and reissue the comment in part. Disclose clearly and earlier in the prospectus summary that the company uses a structure that involves a VIE based in China and what that entails and move the diagram of the company's corporate structure and related discussion currently beginning on page 6 to a place earlier in the summary. In addition, expand the discussion regarding your contractual arrangements starting on page 6 to include a more specific description of each of these contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIEs' operations and financial results into your financial statements.

In response to the Staff’s comment, the Company has updated the disclosure on pages 1 to 5 of Amendment No. 3.

Risks Related to Our Corporate Structure, page 9

4. We note your response to prior comment 5. Please revise to provide cross-references to the more detailed discussion of these risks in the prospectus.

In response to the Staff’s comment, the Company has updated the disclosure on page 12 of Amendment No. 3.

5. We note your disclosure in response to comment 7, specifically the disclosure in the third paragraph on page 10 and reissue the comment. Expand the disclosure in the summary to provide a clear description in the summary of how cash is transferred through your organization, and disclose your intentions to distribute earnings or settle amounts owed under VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Also, on your prospectus cover page, provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover and pages 12 and 13 of Amendment No. 3.

December 3, 2021

Summary Condensed Combined and Consolidated Financial Statement Information... , page 20

6. We note that the activity of the VIE is reflected in the line items titled “investments in subsidiaries and VIEs” and “loss from equity method investment” in the parent’s financial statements. Please provide a roll-forward of the investment in subsidiaries and VIEs line item.

In response to the Staff’s comment, the Company has updated the disclosure on pages 24 and 89 of Amendment No. 3.

Ucommune’s independent registered public accounting firm’s audit documentation supporting their audit reports..., page 59

7. We note from the audit opinion and your risk factor that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

In response to the Staff’s comment, the Company has updated the disclosure on pages 61 and 62 of Amendment No. 3.

8. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

In response to the Staff’s comment, the Company has updated the disclosure on pages 61 and 62 of Amendment No. 3.

The approval of the CSRC may be required for this offering..., page 62

9. The revised disclosure you provide on page 10 states your belief that you, your subsidiaries are not required to obtain approvals from any PRC government authorities, including the CSRC, among other governmental entities, to issue your ordinary shares to foreign investors, however, the relevant PRC government agencies could reach a different conclusion, and you direct readers to this risk factor. Please restate your belief here and provide the basis for your belief. Also, please elaborate upon why the CSRC may reach a different conclusion. In this regard, the header of this risk factor seems to contradict your stated belief and should be revised to more accurately reflect the risk you are disclosing.

In response to the Staff’s comment, the Company has updated the disclosure on page 64 of Amendment No. 3.

* * *

December 3, 2021

If you have any questions regarding the Amendment No. 3, please do not hesitate to contact me at +852-2912-2692 or via e-mail at allen.wang@lw.com.

Very truly yours,

/s/ ALLEN WANG
Allen Wang

Enclosures

cc:	Xin Guan, Chief Executive Officer, Ucommune International Ltd Siyuan Wang, Chief Financial Officer, Ucommune International Ltd Felix Yang, Marcum Bernstein & Pinchuk LLP Natalie Verbanac, Marcum LLP